111 South Wacker Drive Chicago, IL 60606 Telephone: 312-443-0700 Fax: 312-443-0336 www.lockelord.com

January 23, 2014

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey P. Riedler

Re:	National General Holdings Corp.

Amendment No. 2 to Registration Statement on Form S-1

Filed October 18, 2013

File No. 333-190454

Dear Mr. Riedler:

On behalf of National General Holdings Corp. (the “Company”), we are writing to respond to comments 1 and 5 raised in the Staff’s letter to the Company dated January 17, 2014. The responses below correspond to the captions and numbers of those comments, which are reproduced below in italics. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Company’s Amendment No. 2 to Registration Statement on Form S-1, as filed October 18, 2013 (the “Registration Statement”). The Company will respond promptly in a separate letter to the remaining comments contained in the Staff’s January 17, 2014 letter.

Securities and Exchange Commission

January 23, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Income taxes, page 54

1. We acknowledge your response to previous comment 1. Please tell us:

•	Whether the contractual agreements for the services provided by the corporate manager and the licensed and experienced general manager (the “service providers”) were agreements between the acquired reinsurer and the service providers and whether those agreements were executed and in effect when you acquired the reinsurer.

•	Whether there were any modifications to these agreements prior to and after your acquisition and if so, the timing, nature and reasons for such modifications.

Response: In response to this comment, the Company confirms as follows:

•	The agreement for the services provided by the corporate manger (the “management agreement”) is between the acquired reinsurer and the corporate manager. The services of the licensed and experienced general manager are arranged by the corporate manager as part of the management agreement.

•	The management agreement was in effect at the time of the acquisition and was written in French and was part of the transferred set. As part of the acquisition it was replaced with a new contract written in English that contained no modifications to the underlying terms and services from the French version.

Financial Statements

Notes to Consolidated Financial Statements

Note 2: Accounting Policies

(f) Ceding Commission Revenue, page F-8

5. Please revise your proposed disclosure in response to previous comment 5 to state the remittance date (i.e. 12 or 24 months after the adjustment period). See the second paragraph on page 20 of your response. Please tell us the business purpose behind each remittance provision and help us understand why these remittance requirements do not represent a violation of the conditions for reinsurance accounting described in ASC 944- 20-55-54.

Response: In response to this comment, the Company provides the following supplemental explanation of the business purpose underlying the sliding scale commission arrangement and the Company’s analysis of why its sliding scale ceding commission does not violate the conditions for reinsurance accounting described in ASC 944-20-55-54.

Securities and Exchange Commission

January 23, 2014

Business Purpose Behind Sliding Scale Commission

Reinsurance agreements often use various loss sensitive and risk limiting features, such as contingent commission, sliding scale commissions, loss corridor or caps, as incentives to align the parties’ interests by encouraging a ceding company to underwrite its business, adjudicate claims and control losses in a disciplined manner. Some of these features can limit the variability in the underwriting results to a certain extent while still preserving significant insurance risk. In the case of a sliding scale commission feature, in exchange for providing limited downside protection to the reinsurer in the event the loss ratio of the ceded business is higher than expected, the ceding company typically receives an equivalent upside benefit if the business performs better than expected. This sliding scale commission feature attempts to preserve the business and profit expectations of both parties, within the limited range of the slide (such as + / - 2%) in order to ensure the reinsurer assumes significant insurance risk.

As a business practice matter it is fairly common to delay the settlement related to such features for 12 months or more as it is more difficult to estimate ultimate performance of a contract until the exposure is mature to a certain extent. In other words, the Company’s initial estimate of case and incurred but not reported (IBNR) reserves (“unpaid claims estimate”) may go up or down based on actual settlement of claims and it may take up to 12 months, 24 months, 36 months or more for the unpaid claims estimate to reach a level of maturity. As a result, from a business practice standpoint the settlement of the sliding scale feature is extended beyond 12 months. The business reason behind the extended settlement is to wait until the unpaid claims estimates are converted into paid claims.

For auto insurance, physical damage and no-fault claims typically settle quickly but personal injury liability can take several years to resolve. The following chart demonstrates the actual claim payment development for 2010 through 2013 accident years for the Company:

Accident Year	12 Months	24 Months	36 Months
2010	64.3%	87.7%	94.3%
2011	65.3%	87.7%	94.7%
2012	64.0%	88.8%
2013	64.2%

The Company’s claim payment development over the past several years indicates that after 12 months, only approximately 64% of claims have been paid. This demonstrates that a significant portion of the claim payment activity occurs after the first 12 months of the accident year and therefore the settlement of the Company’s sliding scale commission adjustment is extended in order to take into account the time required for the unpaid claims estimate to reach a level of maturity.

Securities and Exchange Commission

January 23, 2014

Sliding Scale Commission Does Not Violate Reinsurance Accounting

In its comment letter, the Staff requested the Company to explain why the settlement provisions of the sliding scale commission do not violate the conditions for reinsurance accounting in reference to ASC 944-20-55-54, which states:

Paragraph 944-20-15-40: refers to contractual features inherently designed to delay the timing of reimbursement to the ceding entity. Regardless of what a particular feature might be called, paragraphs 944-20-15-41: and 944-20-15-46: state that any feature that can delay timely reimbursement violates the conditions for reinsurance accounting. As indicated in those paragraphs, transfer of insurance risk requires that the reinsurer’s payments to the ceding entity depend on and directly vary with the amount and timing of claims settled under the reinsured contracts. Contractual features that can delay timely reimbursement prevent that condition from being met. Therefore, any feature that may affect the timing of the reinsurer’s reimbursement to the ceding entity should be closely scrutinized. (emphasis added)

The Company’s analysis below demonstrates that the sliding scale feature of the Personal Lines Quota Share reinsurance agreement does not violate the conditions for reinsurance accounting for the following reasons:

•	The sliding scale ceding commission is a feature described in ASC 944-20-15-40(a) relating to limiting insurance risk, not a feature described in ASC 944-20-15-40(b) that could delay the timely reimbursement of claims by the reinsurer, and therefore does not violate ASC 944-20-55-54 or ASC 944-20-15-46 by being a feature that can delay timely reimbursement to the ceding entity.

•	The reinsurance agreement meets the conditions of indemnification of significant insurance risk under ASC 944-20-15-41(a) because under the agreement the reinsurer assumes both underwriting risk and timing risk as required by ASC 944-20-15-47, and the reinsurer’s payment of an adjustment to the ceding commission does not prevent timely reimbursement as provided in ASC 944-20-15-48.

•

ASC 944-20-15-48 states that the concept of timely reimbursement relates to the transfer of insurance risk (944-20-15-41(a)), not the reasonable possibility of significant loss (944-20-15-41(b), and that timely reimbursement shall be evaluated based solely on the time between payment of the underlying reinsured claims and the reimbursement thereof. Since there is no correlation under the agreement of the timing in which premiums are earned or commissions are incurred with the timing of which claims are paid and therefore no expectation that reimbursement of premiums and commissions would vary directly with the timing of

Securities and Exchange Commission

January 23, 2014

reimbursement of claims, the sliding scale feature does not violate reinsurance accounting under ASC 944-20-55-54, ASC 944-20-15-46 or ASC 944-20-15-41(a) because it does not prevent the reinsurer’s payments from directly varying with the claims settled under the reinsured contracts.

A.	Analysis of ASC 944-20-15-40

ASC 944-20-15-40 provides guidance on contract features that may affect the indemnification against loss and liability relating to insurance risk. ASC 944-20-15-40 states:

“A complete understanding includes an evaluation of all contractual features that do either of the following:

a. Limit the amount of insurance risk to which the reinsurer is subject (such as through experience refunds, cancellation provisions, adjustable features, or additions of profitable lines of business to the reinsurance contract)

b. Delay the timely reimbursement of claims by the reinsurer (such as through payment schedules or accumulating retentions from multiple years).”

ASC 944-20-15-40 makes a distinction between two types of contractual features. ASC 944-20-15-40(a) describes the insurance risk limiting features, while ASC 944-20-15-40(b) describes contractual features that delay the timely reimbursement of claims. It is extremely important to distinguish between these two types of contractual features. The sliding ceding commission adjustment is a 15-40(a) feature, not a 15-40(b) feature that delays the timely reimbursement of claims that could prohibit reinsurance accounting under ASC 940-20-55-54.

The features referenced in 15-40(a) that limit insurance risk, such as experience refunds, loss caps, loss corridors, contingent commissions and sliding scale commissions, may also affect the timing of cash flows from the reinsurer to the ceding entity. However, features such as the sliding scale commission do not delay the timely settlement of claims because the settlement of the sliding scale adjustment payment is a factor of ceded premium and loss ratio rather than the timing of the payment of claims. The Personal Lines Quota Share reinsurance agreement includes a sliding scale commission feature that is an adjustable feature as mentioned in ASC 944-20-15-40(a) above.

The types of contractual features that must be evaluated under ASC 944-20-15-40(b) are those that delay the timely reimbursement of claims by the reinsurer and violate the conditions for reinsurance accounting. The examples provided (payment schedules and accumulating retentions from multiple years) are designed to delay the timing of reimbursement of losses, so that investment income mitigates exposure to insurance risk. Payment schedules prevent the reinsurer’s payments to the ceding entity from depending on, and directly varying with, the amount and timing of claims settled under the reinsured contracts. For example, a payment schedule may provide that no losses will be payable under the reinsurance contract by the

Securities and Exchange Commission

January 23, 2014

reinsurer prior to year 8, regardless of when the insured incurs or pays a loss, at which time the reinsurer will pay losses ceded up to 25 percent of the contract limit each year until the experience is complete, or the contract limit has been reached.

Because the sliding scale ceding commission is a feature described under ASC 944-20-15-40(a), it should not be construed as provision that delays the timely reimbursement of claims like the provisions covered in ASC 944-20-15-40(b). The Company’s reinsurance agreement contains no loss payment schedules or accumulating loss retention for multiple years, and no provisions that delay the timely reimbursement of claims. Accordingly, the Company’s reinsurance agreement does not fail the condition in ASC 944-20-15-40(b).

B.	Analysis of ASC 944-20-15-41

Under ASC 944-20-15-41, indemnification of the ceding entity against loss or liability relating to insurance risk in reinsurance of short-duration contracts exists only if both of the following conditions are met:

a. Significant insurance risk. The reinsurer assumes significant insurance risk under the reinsured portions of the underlying insurance contracts. Implicit in this condition is the requirement that both the amount and timing of the reinsurer’s payments depend on and directly vary with the amount and timing of claims settled under the reinsured contracts.

b. Significant loss. It is reasonably possible that the reinsurer may realize a significant loss from the transaction. (emphasis added)

ASC 944-20-15-41(a) requires the reinsurer to assume significant insurance risk, which requires reinsurer to assume both underwriting risk and timing risk (ASC 944-20-15-47). Underwriting risk is the risk arising from uncertainties about the ultimate amount of net cash flows from premiums, commissions, claims, and claim settlement expenses paid under a contract. Timing risk is the risk arising from uncertainties about the timing of the receipt and payments of the net cash flows from premiums, commissions, claims, and claim settlement expenses paid under a contract.

Under the Company’s reinsurance agreement, underwriting risk was transferred at contract inception as the ultimate amounts of ceded premiums, provisional and sliding scale commissions and future outcomes of the claims payments were unknown at that time. Also unknown at the time of contract inception was the timing of the claim payments, which is the principal component of the quarterly net settlement amount. The loss payment reimbursement required under the reinsurance contract from the reinsurer to the Company was quarterly in nature and directly varied with the payments made by the Company in the preceding calendar quarter.

Securities and Exchange Commission

January 23, 2014

ASC 944-20-15-41(a) also requires that in order to transfer significant insurance risk, the amount of the reinsurer’s payment should depend upon and directly vary with the amounts of claims settled under the reinsured contracts. The amount and timing of claim payments by the reinsurer is directly correlated with the actual payment of claims by the Company under the covered insurance contracts. The Company is reimbursed for the reinsurer’s share of claims under the covered contracts on a quarterly basis. This reimbursement is directly related and proportional to the claim payments made by the Company to claimants. As mentioned in the Company’s previous response, the net settlement amount is a factor of ceded premiums reduced by the provisional ceding commission and the reinsurer’s share of actual claims paid under the contract. The quarterly settlement amount does not include unpaid claims estimates or the sliding scale commission adjustment. The exclusion of both of these amounts from normal and recurring reinsurance contract settlements process is common in the industry. The unpaid claims estimates are not reimbursed by the reinsurer until they are actually paid.

As previously noted, the reinsurer assumed significant insurance risk in this contract, as loss payments from the reinsurer to the ceding company vary directly with the amount and timing of reinsured claims. The risk to the reinsurer is that claim payments exceed the amount originally contemplated at the inception of the contract. The timing of settlements for a sliding scale commission does not lessen this risk to the reinsurer. In scenarios where claim payments exceed the originally contemplated amount, commission adjustments (when necessary) are due from the ceding company to the reinsurer. Any lag in this payment is to the detriment of the reinsurer, and thus does nothing to limit the reinsurer’s risk. The Company believes the intent of the second sentence of 944-20-15-41(a) is to prevent reinsurers from creating a large cash float for an extended period of time, thus limiting their assumption of risk through the ability to generate a larger return on the investment side. A lag in commission adjustment payments, as is the case in the Company’s agreement, actually does the reverse. The agreement would need to provide for a lag in reimbursement on loss payments to generate a cash flow advantage to the reinsurer.

It should also be noted that the sliding scale adjustment feature of the Personal Lines Quota Share agreement is not a material feature when compared to the overall economics of the reinsurance contract, as the adjustment is limited to a maximum of 2.5% of ceded premiums in any given year. For example, on an inception to date basis under the reinsurance agreement, nearly $1.8 billion of premium has been paid, $1.03 billion in losses have been recovered, $582 million in provisional ceding commission has been paid by the reinsurance companies, and the amount of the sliding scale adjustment is only $29.5 million, or 1.6% of premium paid.

Securities and Exchange Commission

January 23, 2014

C.	Analysis of ASC 944-20-15-48

ASC 944-20-15-48 provides definitive guidance regarding the factors to consider when analyzing the timely reimbursement feature of a reinsurance contract:

“The word timely is used in paragraph 944-20-15-40: in the ordinary temporal sense to refer to the length of time between payment of the underlying reinsured claims and reimbursement by the reinsurer. While the test for reasonable possibility of significant loss to the reinsurer provides for a present-value-based assessment of the economic characteristics of the reinsurance contract, the concept of timely reimbursement relates to the transfer of insurance risk (the condition in paragraph 944-20-15-41[a] : ), not the reasonable possibility of significant loss (the condition in paragraph 944-20-15-41[b] : ). Accordingly, timely reimbursement shall be evaluated based solely on the length of time between payment of the underlying reinsured claims and reimbursement by the reinsurer (emphasis added).”

The sliding scale commission payment either due to or from the reinsurer is calculated based on premiums ceded for a particular year. The guidance in ASC 944-20-15-48 confirms that the reimbursement of amounts other than claims settled, such as premiums and commissions, are not within the scope of ASC 944-20-15-40(b) since timely reimbursement is solely based on the timing in which claims are paid by the ceding company and reimbursed by the reinsurer. There is no correlation of the timing in which premiums are earned or commissions are incurred with the timing of which claims are paid. Accordingly, there is no expectation that the reimbursement of premiums and commissions would vary directly with timing of claims settled. For that reason, the sliding scale ceding commission adjustment does not violate reinsurance accounting under ASC 944-55-54, ASC 944-20-15-46 or ASC 944-20-15-41(a) because it does not prevent the reinsurer’s payments from directly varying with the claims settled under the reinsured contracts.

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Should you have any questions pertaining to this filing, please call the undersigned at (312) 443-1773.

Sincerely,

LOCKE LORD LLP

/s/ J. Brett Pritchard

J. Brett Pritchard

cc: Jeffrey Weissmann, Esq.